Exhibit 12.1

CHEVRON CORPORATION — TOTAL ENTERPRISE BASIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months
	Ended	Year Ended December 31
	March 31, 2011	2010	2009	2008	2007	2006
	(Millions of dollars)

Net Income Attributable to Chevron Corporation	$ 6,211	$19,024	$10,483	$23,931	$18,688	$17,138
Income Tax Expense	4,883	12,919	7,965	19,026	13,479	14,838
Distributions More (Less) Than Equity in Earnings of Affiliates	201	(501)	(103)	(440)	(1,439)	(979)
Noncontrolling Interests	28	112	80	100	107	70
Previously Capitalized Interest Charged to Earnings During Period	3	240	261	91	62	111
Interest and Debt Expense	—	50	28	—	166	451
Interest Portion of Rentals(1)	195	781	715	983	798	766

Earnings Before Provision for Taxes and Fixed Charges	$11,521	$32,625	$19,429	$43,691	$31,861	$32,395

Interest and Debt Expense	$ —	$ 50	$ 28	$ —	$ 166	$ 451
Interest Portion of Rentals(1)	195	781	715	983	798	766
Preferred Stock Dividends of Subsidiaries	—	—	—	—	1	1
Capitalized Interest	78	267	273	256	302	157

Total Fixed Charges	$ 273	$ 1,098	$ 1,016	$ 1,239	$ 1,267	$ 1,375

Ratio of Earnings to Fixed Charges	42.20	29.71	19.12	35.26	25.15	23.56

(1)	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

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